Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 31, 2008
Item 3	News Release The news release dated October 31, 2008 was disseminated via Stockwatch.
Item 4

Summary of Material Change

Gordon Davis, CEO and Chairman of Canplats Resources Corporation, reports that Robert Quartermain has resigned from the Board of Directors of Canplats effective today, Oct 31, 2008.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated October 31, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.683.8218
Item 9	Date of Report Dated at Vancouver, BC, this 3rd day of November, 2008.

October 31, 2008	TSX Venture Symbol: CPQ

ROBERT QUARTERMAIN RESIGNS FROM CANPLATS’ BOARD

Vancouver – Gordon Davis, CEO and Chairman of Canplats Resources Corporation (TSX Venture: CPQ), reports that Robert Quartermain has resigned from the Board of Directors of Canplats effective today, Oct 31, 2008.   “Bob Quartermain has been contributing as a director of Canplats since joining the board in 2000.  Bob was supportive of the company’s move to exploration in Mexico, which has been successful with the discovery of the Camino Rojo deposit. On behalf of shareholders, I thank Bob for his contribution during this growth phase of Canplats”, Mr Davis commented.

Mr Quartermain noted “I have enjoyed serving on the board of Canplats and, with the discovery and advancement of Camino Rojo, have achieved my objective of helping the company add value for its shareholders.  As the company now moves to advance Camino Rojo along the development path under Gordon Davis’ guidance, it is an opportune time for me to resign from the Board so I can focus all of my efforts on our projects at Silver Standard.”

For further information, contact:

Corporate Information:
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 629-8292

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-629-8293

Investor Inquiries:
Blaine Monaghan
Director, Investor Relations
Direct: (604) 629-8294
Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.